                     U.S. SECURITES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                               GOLD & GREEN, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

             Nevada                                      11-34543389
  -----------------------------                ---------------------------------
    (State of Incorporation)                   (IRS Employer Identification No.)

       c/o Maureen Abato, Esq., 2732 East 21st Street, Brooklyn, NY 11235
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (718) 769-4021
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

           Title of Each Class                    Name of Each Exchange on Which
           to be so Registered                    Each Class is to be Registered
           -------------------                    ------------------------------

Shares of Common Stock, par value $.001                 OTC Bulletin Board
---------------------------------------                 ------------------

Securities to be registered under Section 12(g) of the Act:

None


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                                     PART I

Item 1. Description of Business.

      Gold & Green, Inc. (the "Company") is filing this Form 10-SB on a voluntary basis so that, as a reporting company, its securities will be eligible for trading on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc.

      The Company was incorporated in the State of Nevada on June 21, 1995, and was inactive until 1998, when its board of directors developed its current business plan.

      The Company is engaged in the development of original novelty items in connection with the automotive industry. If funds permit, the Company may seek patent and trademark protection on its products, and also intends to try to manufacture and market its inventions.

      The Company's first product is a novelty seat belt cover, which can be personalized, designed in attractive colors and fabrics. The Company believes these covers might encourage and increase the use of seat belts, particularly among children and those who might otherwise not use a seat belt. Either original creations will be used, or the Company will seek to license existing images such as cartoon characters and other characters from the media. To date the Company has completed several prototypes of this product and had patent counsel perform a patent search. There is no guarantee that the seat belt covers will prove to be patentable, or that the Company will have sufficient funds to pursue its invention beyond its current status without the need to raise additional funds. As of the date of the Form 10-SB, the Company had not yet identified any sources of additional funding.

      The Company's current activities with regard to the novelty seat belt cover consist of and are limited to: research into potential markets, re-design of the prototype to create a product which will not infringe on any existing patents, and drafting of possible advertisements. Once the prototype has been redesigned, the Company may seek an opinion from its patent counsel that the product will not infringe on existing patents. Thereafter, the Company expects to produce a limited number of seat belt covers for its first production run. It is anticipated that the costs of production, packaging (using large padded envelopes) and mailing (at regular postage rates) will not exceed seven dollars per unit, and that the covers could be marketed at a price of twelve dollars. The Company is presently considering placing advertisements for direct sale of the seat belt covers in tabloid magazines such as The Enquirer, The Star, The Examiner, and/or The Globe. One of the officers is currently researching potential advertising markets such as the tabloid newspapers, to determine what the costs would be for such advertising. There is no guarantee that the Company will have sufficient funds to adequately advertise its products. However, if the Company is able to advertise its seat belt cover in magazines or elsewhere, and orders are received, the officers believe they have sufficient resources and materials on hand to permit fulfillment of up to five hundred seat belt covers. The resources presently on hand include the use of two sewing machines owned by the officers, and an inventory of bolts of several


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different kinds of fabric, again owned by the officers. Following commencement of operations, in the event that advertising is placed and orders are received over and above the five hundred unit mark, the Company is presently considering converting the garage on the premises owned by the Company's president into a production facility. The garage is of average size and presently unused, and the Company's president has agreed to allow the Company to use it at no charge for a period of at least six months. The only significant expense relevant to converting the garage is the cost of running electric lines into the property. The Company's president has agreed in principle to lend the Company up to $1,000 for the purpose of converting the garage to this business use, such loan to be repayable within two years at an annual interest rate of five percent.

      Some of the material risks involved in the Company's proposed manufacture and sale of the seat belt covers include the costs of advertising. No definitive information is yet available as to the potential costs of placing simple advertisements in tabloid magazines; however, the Company's officers have agreed in principle to lend the Company up to $500 each for the purpose of placing ads. If such amounts prove to be insufficient, additional funds would be required and no source of additional funding has yet been identified. Production costs for the advertisements would be kept to a minimum as the ads would be written by the Company's president and any art work or photography would be done by friends and associates of the Company's officers at minimal cost.

      Other risks pertinent to the seat belt cover product include that the Company will be unable to differentiate its design sufficiently from those covered by existing patents; and that the potential market for this product will prove to be uninterested and unwilling to place orders.

      The Company does not believe its seat belt product will be affected by any governmental safety rules or regulations, as it is merely making a decorative cover to be slipped onto automobile seat belts. While the seat belts themselves are required to conform to safety standards, it is not believed that such regulations apply to the seat belt cover.

      As an estimated timetable for commencement of operations with regard to the seat belt cover, the Company believes it may complete redesign of the product by the end of the month of May, and thereafter consult with patent counsel again to determine whether the redesigned product does not infringe on existing patents. Advertisements are expected to be placed during the months of June and July, assuming sufficient funds are available for this purpose, as to which no assurances can be given. Beyond that, it is impossible to estimate a time frame for receipt of orders. Any orders that are received, up to the five hundred unit maximum for which the Company believes it has sufficient materials on hand, are expected to be filled within ten days of receipt.

      In the event of receipt of orders in excess of the five hundred unit maximum, the Company may find it necessary to retain the services of a seamstress and an artist (for design of the covers in accordance with orders received). The Company's president has approached an experienced seamstress and an artist, both of whom have expressed willingness to be paid a minimal amount of


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compensation and to be paid as independent contractors.

      The Company's second product is a tire air pressure gauge, which can be placed on automobile tires in lieu of the caps that appear on the valve stem on tires. Unless a car's tires register between 28 and 32 pounds of pressure, the car could pull off to the side and a hazardous condition could result. Other companies have produced dice or smiley faces or other similar decorative valve cover replacements, but the Company is not aware of any existing product that replaces the valve cover with a miniature air pressure gauge. No patent search has yet been done on this item and a prototype is not yet complete. Therefore, no estimates can be provided as to when manufacture and sale of this item may commence. At the present time the Company's officers are focusing on the novelty seat belt cover. Further development of the tire air pressure gauge is dependent upon receipt of revenues from the Company's first product, as to which no assurances can be given. It can be expected, however, that many of the risks associated with the novelty seat belt cover will also be applicable to the tire air pressure gauge, including the need for additional funding and the fact that no sources of additional funding have been identified. It is also possible that the tire air pressure gauge may fall within the purview of federal automotive safety regulations, but this cannot be determined until the Company has sufficient funds to consult with an attorney experienced in this area, and at the present time, such funds are not available.

      The Company may find it necessary to engage the services of an outside manufacturing company to produce a prototype of the tire air pressure gauge. There is no guarantee that the Company will have sufficient funds to engage a manufacturing company, unless additional funds are raised.

      The Company is considering licensing its products, or it may pursue direct marketing, a method of offering new and innovative products directly to the consumers which can be lucrative but expensive. A computer consultant was paid a deposit toward development of a World Wide Web site for advertising its two inventions, but design of the website is not yet complete. Production of an informercial for broadcast television is also under consideration. No guarantee can be given, however, that the Company will have sufficient funds either to complete a website or to hire a producer of quality informercials and/or to purchase the necessary broadcast air time. Such activities would in all likelihood not be possible until and unless the Company's original advertisements, to be placed in tabloid newspapers, are successful at yielding orders. There is no guarantee that the Company will have sufficient funds to place such advertising or that the ads would result in orders.

      Initial costs are being low by not having any full-time employees. At least initially, the Company believes it will only require the services of artists, prototype designers and counsel, including patent counsel, all of whom have been, or will be, compensated as independent contractors and not as employees. The Company's secretary-treasurer received a one-time payment for services rendered on the Company's behalf, in the amount of $1,500. The Company's former president was paid $2,000. The current president, Maureen Abato, who is also the Company's counsel, has agreed to serve as president without compensation for the


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foreseeable future. Additional fees may be paid to the officers for their services, funds permitting, and subject to Board determination in the future. In the event the services of a seamstress and artist prove to be necessary, they will be compensated out of funds received from purchasers of the seat belt covers. The Company does not expect that it will accept charge orders, at least initially, but instead will require purchasers to send money orders, thus limiting the possibility of dishonored checks.

      The Company intends to promote its products not only as unique and innovative additions to an automobile, but also as potential safety features. The Company may contact social groups known for activism in the area of automotive safety, and possibly to seek endorsement from such groups, which are focused on the prevention of injuries and fatalities during traffic accidents. The tire air pressure gauge is believed to make it substantially easier to judge quickly whether one's tires contain adequate air pressure and thus may contribute to a safer environment for drivers, resulting in potentially fewer injuries and fatalities from car accidents. There is no guarantee that any such groups would be willing to give their endorsement to either of the Company's products, and as of the date of the Form 10-SB, no such groups had yet been contacted. As indicated elsewhere herein, the officers are presently focused on redesigning the seat belt cover prototype; researching potential markets; researching possible sources of advertising; and drafting proposed advertisements.

      Patent counsel has advised the Company that some types of decorative seat belt covers are already on the market; however, it is believed that minor changes to its designs can be made to distinguish the Company's product from others, so as not to infringe on any existing patents. Competition for the tire air pressure gauge has not yet been determined.

      It is highly likely that the Company will need additional funds within the next year in order to continue with the development of its products. As indicated elsewhere herein, no sources of potential funding have yet been identified, with the exception that each of the Company's officers has agreed in principle to loan the Company up to $500 for advertising. In addition, the Company's president has agreed in principle to pay up to $1,000 toward the costs of converting her garage into a production room, such $1,000 to be repaid within two years at an annual interest rate of five percent. The Company is presently considering the possibility of approaching its shareholders for an additional investment through a second offering of securities. The Company's president has agreed to provide the legal services necessary to put together a securities offering at a minimal legal fee of $5,000, to be paid from the gross proceeds of the offering. There is no guarantee that any of the Company's shareholders will be willing to invest additional funds in the Company's proposed business or that adequate funds could be received through this funding method.

      In the event the Company is unable to conduct its proposed business, it is likely that it would become what is known as a "shell" company, or a company which has failed at its proposed business plan but continues to exist as a public entity. The Company has no plans to liquidate if it fails to receive sufficient funding or otherwise fails at its proposed business. Instead, the


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Company would in all probability seek to merge with or acquire another presently unidentified business, and the Company's officers believe that in such event, they would give substantially higher consideration and priority to companies which have already commenced operations.

      It is presently impossible for the Company to provide reasonable estimates of the amount of funding necessary for its two proposed products during the next twelve months, because certain costs and expenses will be incurred only in the event orders are received, and no guarantee can be given that any orders will be received. The Company will have no expenses for rent or officer compensation or utilities. However, the Company will incur expenses simply by virtue of being a public company, including legal and accounting fees for the preparation and filing of periodic reports, and the costs of filing such reports via EDGAR with the SEC. Such fees can be estimated at a minimum of ten thousand dollars ($10,000) during the next year. As indicated elsewhere herein, the Company may have inadequate funds available to pay such legal, accounting and filing fees, and no sources of additional funds have yet been identified for this purpose, except that the officers are presently contemplating conducting a second securities offering. There is no guarantee that the Company's shareholders would be willing to invest additional funds in the Company's business, and even if they were willing to do so, there are risks associated with such an offering. These risks include the fact that the issuance of a sizable number of additional shares of the Company's common stock would make the Company a less attractive entity for merger or acquisition in the event it should eventually fail at its business plan and become a "shell" company.

Item 2. Management's Discussion and Analysis or Plan of Operation.

      The Company has utilized a portion of the net proceeds from its offering of securities to complete the design and manufacture of several versions of the prototype for the seat belt cover, and to compensate patent counsel for the patent search on this first item. Management believes that sufficient funds remain for the creation of the prototype for its second product, the tire air pressure gauge, unless the services of an outside manufacturing company are required. To the extent that funds are insufficient for the entire process of prototype design and patent search on the tire air pressure gauge, Management believes that it may be necessary to conduct a second offering of securities to supplement existing funds. As disclosed elsewhere herein, additional funds may also be necessary for the manufacture and marketing of the Company's first product, the novelty seat belt cover. A second securities offering would carry certain risks, including the fact that the issuance of additional shares of the Company's common stock would make the Company a less attractive or viable candidate for merger or acquisition, should the Company eventually fail at its proposed business and become a "shell" company.

      The Company intends to continue to voluntarily file periodic reports in the event its obligation to file such reports is suspended under the Exchange Act. However, the Company will only be able to continue to file such reports to the extent it has sufficient funds to pay the associates costs including legal, accounting and filing expenses.


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      The Company presently has no formal day-to-day operations. Its officers meet approximately once per month and speak on the telephone several times each week, to discuss the progress on the redesign of the prototype for the seat belt cover, research into potential sources of advertising and other matters. The Company's president reviews the drawings submitted by the secretary and also reviews the extensive written materials received from patent counsel, to determine whether infringement on an existing patent is still possible. Patent counsel is expected to be consulted again on this issue, once the officers have completed the redesign of the prototype to their satisfaction. Assuming the successful redesign of the prototype and the placing of advertisements, and assuming that the advertisements produce orders for the seat belt cover, the officers have agreed to spend several hours each day in fulfillment of such orders, which would include reviewing the orders, creating the seat belt covers on the two sewing machines owned by the officers and lent to the Company for this purpose, and the packaging of the seat belt covers for mailing to the purchasers.

      At the present time, the Company's two officers each devotes less than five percent of his or her time to the Company's business. As disclosed elsewhere herein, in the event that advertisements are placed and orders are received, each of the officers has expressed willingness to enlarge the amount of time to be devoted to the Company's business, to approximately fifteen to twenty percent of their time.

      With the exception of the computer consultant whose services were retained for development of a Worldwide Website, and a seamstress and an artist who are friends of the Company's president, the Company's officers do not know of any particular consultants or advisers who might be retained by the Company. In the event it becomes necessary or advisable to retain the services of additional workers, the officers will consider whether the proposed candidate has sufficient experience in the particular area of performance (i.e., any seamstress to be considered would have to produce references describing similar types of positions held in the past, and any artist would be required to show a portfolio indicating a background in similar work). With regard to consultants or advisers, the Company can presently foresee the potential need only for a consultant to assist with the creation of a prototype for the tire air pressure gauge. Candidates for this position would have to demonstrate (via portfolio, references, and/or resume) that s/he is experienced in the development and manufacture of prototypes for small mechanical gadgets. No consultant is expected to be retained for more than a period of a few months.

      The Company is not a party to any preliminary agreement or understanding with regard to the hiring of any consultants, nor will the Company pay any consultants' fees to its officers or to principal shareholders. In the event the Company becomes a "shell" company and seeks to locate and identify merger or acquisition candidates, no consulting fees will be paid either to the officers or to principal shareholders, and no finders' fees will be paid to any of such persons in connection with the identification of potential candidates for business recombination.

      At the present time the Company is not a party to any preliminary agreement or understanding with respect to any loan agreement involving its officers and directors or affiliates


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or any lending institutions, except that each of the Company's officers has agreed to lend the Company up to $500 for the placement of advertisements, and the Company's president has agreed in principle to expend up to $1,000 toward the conversion of the garage on her property into a production room for the Company. The Company does not intend to make any loans to any other persons, including affiliates, and at the present time, the officers are unaware of any circumstances which could operate to change this position against the making of loans.

      At the present time the Company is not a party to any plan, proposal, arrangement or understanding with respect to the sale or issuance of additional securities in the near future. Further, none of the Company's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussions with any representatives of the owners of any business or company regarding the possibility of acquisition or merger transaction, and there are no present plans, proposals, arrangements or understandings in such regard with any such representatives.

      In the event the Company should become a "shell" company, interested in consummating a merger or acquisition transaction with another entity, the Company will endeavor to obtain complete disclosure documentation, including audited financial statements, concerning a target company and its business, and to provide the Company's shareholders with such disclosure. However, should the Company find itself in a position where it is contemplating a merger or acquisition with a particular business which, in the opinion of the Company's management, is a viable candidate with significant business prospects, the inability of the target company to produce audited financial statements prior to the consummation of a merger or acquisition will not in and of itself serve to prevent the transaction, provided that the target company undertakes, in the definitive merger or acquisition contract, to obtain audited financial statements in the near future following the transaction, and to make all necessary periodic filings.

      The Company has no intention of borrowing funds and using the proceeds therefrom to make payments to the Company's promoters, management or their affiliates or associates. The only exception might be the payment of legal fees to the Company's counsel, who is also its president, for legal services in connection with a second offering of securities and/or the preparation and filing of periodic reports on the Company's behalf.

      The Company is not a party to any arrangement, agreement or understanding between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. The Company's affairs are managed by, and will continue to be managed by, its board of directors, acting as a body and without the influence of other parties. All shareholders are free to exercise their vote either for or against the current members of the Board of Directors, and it is therefore impossible to say whether or not non-management shareholders will continue to elect the current directors to the Company's board.

      In the event the Company should fail at its proposed business, as discussed elsewhere herein, it is likely that it would then become a "shell" company hoping to merge with or acquire


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another business. The present officers and directors have agreed that the policy of the Company with regard to potential candidates for merger or acquisition is that merger or acquisition will not be considered if any of the Company's promoters, management or their affiliates or associates has a direct or indirect ownership interest in the target candidate. Management believes this is the best policy, as it eliminates potential conflicts of interest, non-arm's length transactions, and the question of pecuniary benefit in the form of a windfall to related parties. Management is presently unaware of any circumstances under which this policy, through their own initiative, might be changed.

      The Company's president, Maureen Abato, Esq., has been a principal of two "blank check" companies (i.e., companies which conducted public offerings and raised funds without a defined business plan, and which thereafter sought to merge with or acquire other businesses). As disclosed under "Management" herein, Ms. Abato was an officer, director and principal shareholder of Avalon Enterprises, Inc., which later acquired another business and changed its name to Avalon Community Services, and of Bishop Equities, Inc., which later acquired Hemex, Inc. and Aethlon, Inc. Ms. Abato is free to pursue involvement with other "blank check" companies, and/or with other companies which had business plans but then became "shell" companies, and intends to do so. Thus, there is a potential for conflicts of interest in the review of merger and acquisition candidates for the Company. Ms. Abato may find herself in a position where she is reviewing a potential candidate for merger or acquisition, and must decide whether to refer the candidate to the Company, or to another entity with which she may be involved. No corporate policy or other understanding exists with regard to such potential conflicts of interest. This should be considered a material risk in the event the Company should become a "shell" company. Mr. Carbonaro, the Company's secretary, does not presently intend to become involved in any other business ventures.

      The Company believes it has sufficient revenues to meet its minimum obligations only for a period of six months. Unless during that time, orders are generated through advertising and revenues are received by the Company, it will have to raise additional funds. The only source of potential funding which has yet been contemplated by management is the possibility of conducting a second securities offering, either to the public or targeted to the present shareholders. There is no guarantee that the existing shareholders would be willing to invest further funds in the Company's business, or that other shareholders could be persuaded to invest their money in the Company, particularly given its lack of activity and failure to generate revenues to date. Therefore, it must be said that the Company's prospects for raising additional funds are weak, and that there is a substantial risk that the Company will be unable to generate revenues and could become a "shell" company.


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

Item 3. Description of Property.

      The Company owns no properties and is utilizing space in the office of its counsel, Maureen Abato, who is also the Company's president and a director, consisting mainly of a mailing address, phone service, and fax and copier services, at no charge, and this arrangement is intended to continue for the foreseeable future or until the Company has sufficient funds to lease its own space, which would not occur unless and until the Company has commenced marketing and sales of at least one of its two proposed products. In addition, the Company's president has agreed in principle to expend her own funds in an amount up to $1,000, for the conversion of the garage on her property into a production room for the Company's use. The funds spent on such conversion would be required to be repaid within two years at an annual interest rate of five percent. However, there is no guarantee that the Company will achieve sufficient operations to require the use of the converted garage.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

      The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock owned by (i) each person known to own beneficially more than 5% of the outstanding shares; (ii) each director of the Company, and (iii) all directors and executive officers of the Company, as a group. The numbers shown are accurate as of the date of the Form 10-SB.

Name and address                   Number of
of Beneficial Owner                Shares Owned            Percentage Ownership
-------------------                ------------            --------------------
Maureen Abato                         550,000                       53%
2732 East 21st Street
Brooklyn, NY 11235

Frank Carbonaro                       450,000                       44%
5811 Avenue O
Brooklyn, NY 11234

All directors and officers
as a group (two persons)            1,000,000                       97%

      At the present time the Company's management is unaware of any circumstances under which additional shares may be issued to management, promoters or their affiliates or associates.

      North Coast Securities, Inc., an NASD-registered broker-dealer located in San Francisco, California, has agreed to act as a marketmaker in the Company's shares, in the event its application for a listing on the Electronic Bulletin Board is accepted. The only discussions which have taken place have occurred between the Company's president and James Fuller of North


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Coast Securities, who is an acquaintance. The substance of the discussion was limited to the expression of interest by North Coast Securities in acting as a marketmaker. Neither the Company nor anyone acting on its behalf is expected to take any affirmative steps to request or encourage any other broker-dealer to act as a marketmaker for the Company's securities, and there have been no preliminary discussions or understandings (with the exception of North Coast Securities), and the Company has no intention of utilizing the services of any consultants to obtain additional marketmakers.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

      All directors of the Company hold office until the next annual meeting of the shareholders or until their successors are elected and have qualified. Officers hold office until their successors are appointed, subject to the earlier removal by the Board of Directors, or resignation. Directors are not compensated for acting in such capacity nor for attending meetings of the Board of Directors.

      There are no agreements or understandings for any officer or director to resign at the request of any other person, and none of the officers or directors is acting on behalf of, or will act at the direction of, any other person.

Directors and Executive Officers      Age              Positions Held
--------------------------------      ---              --------------
Maureen Abato
2732 East 21st Street
Brooklyn, NY 11235                     40        President, director

Frank Carbonaro
5811 Avenue O
Brooklyn, NY 11234                     45        Secretary-Treasurer, Director

      MAUREEN ABATO, the Company's president and a director (and company counsel) earned a B.A. from New York University in 1980 and a J.D. from Brooklyn Law School in 1984. She has been a securities lawyer in private practice in New York City since 1985. Until 1989 she owned and managed Metropolitan Stock Transfer Company. During 1996-97 she was also an associate at Singer, Zamansky, a securities law firm located near Wall Street. She was an officer and director of Avalon Enterprises, Inc. (now Avalon Community Services) from 1991 to 1992. During 1989 she was counsel to and a director of Medizone International, Inc., a public company engaged in research and development into medical uses of ozone. From 1993 to 1997, she was an officer and director of Coronado Communications Corp. (now Nesko Industries) and of Davenport Ventures, Inc. (now Royal Financial Corp.) During 1997 she was an officer and director of The Enterprise, a public company engaged in developing a word processing business. Since 1991 she has been secretary-treasurer and a director of Bishop Equities, Inc., a public "blank check" company which, during March, 1999, acquired Hemex, Inc. and Aethlon, Inc. Ms.


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Abato has no experience in the area of automotive products.

      FRANK CARBONARO, the Company's secretary-treasurer and a director, has been a partner and co-owner of Rock With Us Drywall, located in Brooklyn, New York, for the past eleven years. Rock With Us Drywall is engaged in commercial and residential construction for both homeowners and as subcontractors, throughout most of the boroughs of New York City and also in Pennsylvania, specializing in sheetrock and framing. Mr. Carbonaro has limited experience in the automotive industry, through the repair and refinement of car engines and related matters, on an individual basis and primarily as a hobby.

      The persons above named are the only persons whose activities will be material to the operations of the Company. Both Ms. Abato and Mr. Carbonaro could be considered the Company's promoters as such term is defined in the Securities Act, and they are the Company's only promoters.

Item 6. Executive Compensation.

      The Company's former president was paid a one-time fee of $2,000 as compensation, together with a $125 reimbursement for prototype expenses. Frank Carbonaro, the Company's secretary-treasurer, was also paid a one-time fee, in the amount of $1,500, with future compensation to be determined by the Board once the Company has generated income. The Company's current president, Maureen Abato, who is also its counsel, has agreed to serve as president without compensation for the foreseeable future. The Company has no employment agreements with its officers and does not presently anticipate executing any such agreements. The officers devote only a small portion of their time (at present, less than five percent) to the Company's business and no limitations have been placed on the ability of the officers to engage in other business activities. This could give rise to potential conflicts of interest.

Item 7. Certain Relationships and Related Transactions.

      On June 21, 1995, the Company issued 1,000,000 shares to Maureen Abato, its counsel, for consideration of $1,000 actually paid in incorporation expenses. Subsequently, also on June 21, Ms. Abato transferred 450,000 shares to Frank Carbonaro, and 450,000 shares to the Company's former president. Ms. Abato felt that it was important for management to have a stake in the Company, and that the ownership of shares would balance out the amount of compensation to be paid to the officers. In connection with his resignation as president during 1999, Mr. Brodie returned the 450,000 shares to Ms. Abato. Both parties felt that it would be inappropriate for him to continue to own the shares when he had resigned his position prematurely.

      During September, 1998, the Company conducted an offering of shares of its common stock, pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and in reliance upon the exemption from registration provided in Regulation D and Rule 504. A total of


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

$30,000 in gross proceeds were raised through the sale of 30,000 shares of common stock, all of which were sold to individual shareholders and issued on October 9, 1998.

      In August, 1998, the Company's Articles of Incorporation were amended via a filing made with the Nevada Secretary of State, changing the Company's name from Caspers, Inc. to its current name, Gold & Green, Inc.

      Maureen Abato, the Company's counsel and a shareholder, was paid a legal fee of $5,000 plus reimbursement of expenses in connection with the Company's securities offering and other legal and corporate expenses.

      Until January, 1999, the Company was located in the office of its former president, without charge. Since that time the Company has maintained a mailing address in the office of its counsel and current president, again without charge.

      Frank Carbonaro, the Company's secretary-treasurer and a director, was paid a one-time fee in the amount of $1,500, for services rendered and to be rendered to the Company. Future compensation will be at the discretion of the Board of Directors and subject to the Company's generation of income. The Company's former president was paid a one-time fee of $2,000 plus prototype development expenses of $125.

Item 8. Description of Securities.

      The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value per share, of which 1,030,000 shares were issued and outstanding as of the date of the Form 10- SB. No other securities have been issued. Shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted in the election of directors can elect all of the directors and thus effectively control the Company. Shareholders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, dissolution or winding up of the Company's affairs, are entitled to share ratably in all assets remaining after payment of liabilities. Shareholders have no preemptive rights and have no rights to convert their shares into any other securities. All of the outstanding shares were issued as fully-paid and nonassessable.

      Pursuant to the corporate statutes of the State of Nevada, certain corporate actions may be taken without a vote of or notice to the shareholders.

      A total of 1,000,000 of the shares currently issued and outstanding are eligible for sale pursuant to, and in compliance with, Rule 144 of the Securities Act.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

      No public market has yet been established for the Company's shares. No dividends have been paid to date and none are expected to be paid in the foreseeable future.

      There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in the Company's securities, except that North Coast Securities, Inc., located in San Francisco, California, has agreed to file and has filed an application to initiate trading on the Electronic Bulletin Board. The application is pending.

      As of the date of the filing of the Form 10-SB the Company has 18 shareholders of record.

      The existence of Rule 15(c)2-6 (the "Rule") should be noted. Promulgated under the Exchange Act, the Rule sets forth sales practice requirements for certain securities. The Rule imposes certain additional requirements on sales practices utilized by broker-dealers which may sell the Company's securities to persons other than established customers and "accredited investors." For transactions covered by the Rule, the special 'suitability determinations' for the proposed purchaser must be made by the broker, and a written agreement to the transaction must be furnished by the purchaser to the broker prior to the sale. In the event that a trading market should develop for the Company's shares, the Rule may have the effect of hampering the ability of shareholders to re-sell their shares.

      In addition, the Securities and Exchange Commission (the "Commission") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Broker-dealers are required, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. Such disclosure requirements may have the effect of reducing the level of trading activity in the market for the Company's shares, in the event they are subject to the penny stock rules and in the event that a trading market should develop in the Company's shares. Shareholders could therefore find it difficult to re-sell their shares.

Item 2. Legal Proceedings.

      As of the date of the Form 10-SB, no legal proceedings are pending by or against the Company, nor, to Management's knowledge, have any legal proceedings been threatened.

Item 3. Changes in and Disagreements With Accountants.

      The Company's original auditor, Jody M. Weber, CPA, whose office is in New Jersey, resigned on November 2, 1998, because she was not authorized to perform audits on companies located in New York State. Arnold Berman & Company was then retained to audit the Company's financial statements for the fiscal year ended November 30, 1998.

      The former accountant's report on the financial statements dated October 9, 1998, did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles.

      The decision to accept the resignation of the former accountant was approved by the Company's Board of Directors, as was the retention of Arnold Berman & Company.

      There were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Item 4. Recent Sales of Unregistered Securities.

      A total of 1,000,000 shares were issued on June 21, 1995, for consideration of $1,000 actually spent by Maureen Abato in incorporation expenses for the Company. These 1,000,000 shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. On October 9, 1998, an additional 30,000 shares were issued to a total of 16 purchasers, pursuant to and in reliance upon an exemption from registration provided by Rule 504, Regulation D of the Securities Act. The facts relied upon to make the exemption available included that the Company made adequate disclosure to the investors in compliance with Rule 504; that both the manner of sale and the amount raised were within the limitations set forth in Rule 504; and that management made a determination, based upon information contained in investor representation letters executed by all purchasers, that each investor was capable of understanding and evaluating the risks associated with a purchase of the Company's shares and of making a reasonable determination to purchase the shares. All 30,000 shares were sold for cash consideration of $1.00 per share, and a total of $30,000 in cash proceeds was received by the Company. The purchasers in the Company's stock offering were: Tim Abato (1,000 shares); James
R. O'Mahony (2,000); Frank P. Pirrone (1,000); Robert Bonanno (2,500); Seiko Bonanno (2,500); Joseph Biondo (200); Josephine Bonanno (2,500); Giovanni Bonanno (2,500); Robert A. Paradiso (2,000); Anthony Federico (2,000); Thomas M. Federico (2,000); Donna Pirrone (2,500); Frank T. Pirrone (2,500); Steven Friedman (2,500); John J. O'Mahony Sr. (2,000); and Peter Bernal Jr. (300).

Item 5. Indemnification of Directors and Officers.

      The Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or to any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of such officer or director, except for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. The Company's Bylaws provide that the Company shall indemnify its directors and officers, including former directors and officers, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which the directors or officers are made parties, by reason of being or having been such directors or officers, except in relation to matters as to which the director or officer shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                    PART F/S

      Previously filed with this Form 10-SB were the registrant's audited financial statements for its last two fiscal years, ended November 30, 1997 and November 30, 1998. During prior years the registrant was inactive.

                                    PART III

Item 1. Index to Exhibits.

      No. 2:      Charter and Bylaws - previously filed

Item 2. Description of Exhibits.

      The only exhibit hereto is a copy of the Company's charter (and amendment) and bylaws - previously filed.


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

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Gold & Green, Inc.
                                                --------------------------------


Date:      May 13, 1999                     By:           Maureen Abato
       ----------------------                   --------------------------------
                                                     Maureen Abato, President


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